

Caroline Galinie
Senior Director
Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 3421
Caroline.Galinie@theice.com

December 8, 2017

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GigCapital, Inc., under the Exchange Act of 1934.

Units, each consisting of one share of Common Stock, one Right and three-fourths of one Warrant

Common Stock, par value $0.0001 per share

Rights, each exchangeable into one-tenth of one share of Common Stock

Warrants, each whole Warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share

This amended certification is being filed in connection with GigCapital, Inc.'s S-1MEF filed December 8, 2017.

Sincerely,